NAME OF REGISTRANT: Wolverine Worldwide, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on Wolverine Worldwide, Inc.’s 2025 Proxy Statement:

Resolution Regarding Emissions Disclosures and Targets

Wolverine Worldwide, Inc. Symbol: (WWW)

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at Wolverine Worldwide, Inc. (hereby referred to as “Wolverine” or the “Company”) in the 2025 proxy statement asking the Company to disclose its current greenhouse gas (GHG) emissions as well as short-, medium- and long-term targets for measurably reducing them. The Proponent believes taking such action would serve the short- and medium-term interests of the Company by mitigating potential financial, reputational, and competitive risks and meeting investor expectations.

Resolved: Shareholders request that Wolverine disclose its current GHG emissions as well as short-, medium- and long-term targets for measurably reducing them—and that Wolverine report annually on its progress toward those targets.

Supporting Statement: Proponents recommend, at the board and management's discretion, that the disclosures include:

•	The full range of Wolverine’s operational and supply chain emissions;

•	A transition plan for achieving the Company’s goals;

•	Consideration of frameworks, benchmarks and processes developed by credible third parties such as SBTi, IPCC, Transition Plan Taskforce, and Task Force for Climate-Related Financial Disclosures.

RATIONALE FOR A “YES” VOTE

1.	Supply Chain Risk – Climate change threatens Wolverine’s manufacturing and distributing processes. Failing to set GHG emissions reduction targets exacerbates climate-related supply chain risks.

2.	Competitive Risk – Wolverine lags industry peers in target setting. As customers seek more sustainable footwear and apparel, Wolverine faces competitive risk.

3.	Reputational Risk – In delaying target setting, Wolverine is misaligned with the environmentally conscious image its major brands put forth. This exposes the Company to greenwashing claims and reputational damage.

4.	Failure to Meet Investor Expectations – GHG emissions reduction targets assist investors in evaluating risk and are increasingly standard practice in the footwear and apparel industry.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

BACKGROUND

In 2024, the Earth’s average temperature exceeded 1.5 °C above pre-industrial levels for the first time.1 Prior to 2024, the International Governmental Panel on Climate Change (IPCC) advised limiting warming to 1.5°C to avoid the worst consequences of climate change. Each 1°C temperature rise will decrease global GDP by 12%, and the chance of at least one of the next five years exceeding 1.5°C of warming has risen steadily since 2015, from nearly zero to 80% in 2024.2

The footwear and apparel industry is responsible for an estimated 4-8.6% of global GHG emissions—more than France, Germany, and the United Kingdom combined.3 Industry emissions are expected to increase by about 30% by 2030 without substantive action and, by 2050, could account for over one quarter of the world’s carbon budget necessary to limit warming to 2°C.4

The footwear and apparel industry is exposed to significant climate-related risks. A large portion of apparel exports come from countries directly impacted by more severe and frequent climate-related disasters. 67% of cotton exports and 52% of overall apparel exports are highly affected by climate disasters.5 Climate change also threatens to disrupt USD $122B of economic activity at ports critical to shipping goods to their final destinations.6

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1 https://www.nature.com/articles/d41586-025-00010-9

2 https://www.weforum.org/agenda/2024/06/nature-climate-news-global-warming-hurricanes/; https://wmo.int/news/media-centre/global-temperature-likely-exceed-15degc-above-pre-industrial-level-temporarily-next-5-years

3 https://www.mckinsey.com/industries/retail/our-insights/fashion-on-climate

4 https://www.mckinsey.com/industries/retail/our-insights/sustainable-style-how-fashion-can-afford-and-accelerate-decarbonization; https://emf.thirdlight.com/file/24/uiwtaHvud8YIG_uiSTauTlJH74/A%20New%20Textiles%20Economy%3A%20Redesigning%20fashion%E2%80%99s%20future.pdf, 21

5 https://www.mckinsey.com/de/~/media/mckinsey/locations/europe%20and%20middle%20east/deutschland/news/presse/2023/2023-11-28%20state%20of%20fashion%202024/sof24_report.pdf, 32

6 https://www.businessoffashion.com/articles/sustainability/the-state-of-fashion-2024-report-climate-crisis-supply-chain-sustainability-environment/

In response, 627 footwear and apparel companies have set or committed to setting science-based GHG reduction targets, signaling their ambition to mitigate climate-related risks.7 Nevertheless, Wolverine has not made a commitment to set emissions reduction targets. Without a goal to address its climate impact, Wolverine exposes itself to financial, competitive, and reputational risks and fails to safeguard shareholder value.

I.	SUPPLY CHAIN RISK

Wolverine relies on a supply chain that is vulnerable to climate change. More frequent and severe natural disasters and higher average temperatures threaten the productivity of the Company’s key manufacturing hubs, resulting in reductions in production and disruptions to profitability. A study examining the impacts of heat stress and flooding on footwear and apparel production in 2030 projected costs of EUR €105M and 5% of operating profits, losses which will compound over time.8

Wolverine’s products are predominately sourced from the Asia Pacific region.9 Factories in Vietnam account for the majority (53%) of direct suppliers, followed by China, Cambodia, Bangladesh, and India.10

In 2023, the World Meteorological Association found that Asia continued to be the region most impacted by weather, climate, and water-related hazards.11 In Ho Chi Minh City, 55% of apparel and footwear manufacturing sites could be exposed to rising sea levels and flooding by 2030, and Vietnam is among the most climate-vulnerable countries in the world.12 Production centers in Bangladesh, India, Cambodia, and China are also highly susceptible to humidity, extreme heat, and flooding.13

Wolverine’s 10-K cites production disruptions associated with foreign sourcing as a business risk that could increase operating costs and adversely affect the Company’s business and reputation.14 An analysis of climate-related factors that decrease productivity found costs could amount to as much as three percent of sourcing spend by 2030 for a sample footwear and apparel brand with factories in merely one Asia-Pacific production center.15 For another sample brand sourcing from 55 factories across Ho Chi Minh City, disruption from flooding may lead to EUR €9.5M of value lost over the course of a year by 2030.16

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7 https://sciencebasedtargets.org/target-dashboard

8 https://www.ilr.cornell.edu/sites/default/files-d8/2023-09/Higher%20Ground%20Report%202%20FINAL.pdf, 18

9 Ibid

10 https://www.wolverineworldwide.com/wp-content/uploads/2025/01/2023WWW-Global-Impact-Report-FINAL.pdf, 41

11 https://wmo.int/publication-series/state-of-climate-asia-2023

12 https://www.businessoffashion.com/articles/sustainability/the-state-of-fashion-2024-report-climate-crisis-supply-chain-sustainability-environment/; https://www.ilr.cornell.edu/sites/default/files-d8/2023-09/Higher%20Ground%20Report%201%20FINAL.pdf

13 https://www.ilr.cornell.edu/sites/default/files-d8/2023-09/Higher%20Ground%20Report%201%20FINAL.pdf, 9

14 https://www.wolverineworldwide.com/wp-content/uploads/2025/03/2024-WWW-Annual-Report.pdf, 10

15 https://www.ilr.cornell.edu/sites/default/files-d8/2023-09/Higher%20Ground%20Report%202%20FINAL.pdf, 3

16 https://www.ilr.cornell.edu/sites/default/files-d8/2023-09/Higher%20Ground%20Report%202%20FINAL.pdf, 16

The high concentration of Wolverine’s suppliers in countries vulnerable to climate change exposes the Company to heightened physical risks and productivity disruptions from climate change. By failing to set GHG reduction targets, Wolverine exacerbates the supply chain risk increased emissions poses to its business.

II.	COMPETITIVE RISK

85% of consumers are prioritizing sustainability-focused practices in their consumption habits.17 Wolverine significantly lags peers in setting emissions reduction targets, exposing the Company to competitive risk as its customers opt for more sustainable competitors.

Consumers often prefer products that are sustainable, and competitors are responding accordingly.

•	A 2023 McKinsey study found a clear, material link between consumer spending and ESG-related claims, as well as an 8% higher growth rate for products with sustainability claims as compared to products without such claims.[18]

•	A 2024 PwC survey reports that 80% of consumers will pay more for sustainably produced or sourced goods, with some consumers willing to pay a 9.7% premium for lower carbon goods.[19]

•	A McKinsey analysis showed that financially successful companies that improve sustainability metrics exceed peers in shareholder returns—reporting total shareholder returns 2 percentage points higher than companies that only outperformed on financial metrics and 7 percentage points above the total data set.[20]

Despite investors and consumers’ preference for sustainable brands, Wolverine trails competitors and peers in setting SBTi-verified emissions reduction targets.

•	Competitors Deckers, Adidas, VF Corporation, Puma, and New Balance have all set SBTi-validated full value chain emissions reduction targets.[21]

•	Compensation peers Brooks, Kontoor Brands, and Patagonia have set SBTi-validated full value chain emissions reduction targets.[22]

•	Compensation peers Carhartt and Lands’ End, Inc. have committed to setting targets with the SBTi.[23]

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17 https://www.pwc.com/gx/en/news-room/press-releases/2024/pwc-2024-voice-of-consumer-survey.html

18 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets

19 https://www.pwc.com/gx/en/news-room/press-releases/2024/pwc-2024-voice-of-consumer-survey.html

20 https://www.mckinsey.com/capabilities/strategy-and-corporate-finance/our-insights/the-triple-play-growth-profit-and-sustainability#/

21 https://sciencebasedtargets.org/target-dashboard

22 Ibid

23 Ibid

Wolverine’s 10-K cites shifting customer preferences as a risk factor in its industry.24 Wolverine may lose market share as peers set comprehensive GHG emissions reduction targets, signaling a stronger commitment to sustainability that consumers increasingly value.

III.	REPUTATIONAL RISK

Wolverine’s failure to set GHG emissions reduction targets exposes the company to reputational risk from loss of brand value and goodwill.

Harvard Business Review notes brand equity, intellectual capital, and goodwill accounts for 70-80% of market value, and the World Economic Forum found that over 25% of market value is directly attributable to reputation.25 An analysis of UK companies in the financial sector reported that value lost from ESG-related reputational damage was disproportionately larger than the magnitude of fines, generating cumulative losses of 5.43% in share prices.26 Consumer facing brands are even more vulnerable to similar reputational damage.

Several of Wolverine’s brands, including Merrell, Saucony, and Chaco, appeal to consumers who value the outdoors. The Company describes that Merrell “believes in sharing the simple power of being outside [and]... is fueled by a desire to build a world where everyone can safely enjoy the benefits of being outdoors.”27 By failing to set GHG emissions reduction targets, Wolverine is misaligned with the Company’s customer base and image.

This misalignment exposes Wolverine to reputational risk. In 2024, Lululemon faced claims under Florida consumer protection laws for using pictures of nature and its “Be Planet” campaign to perpetuate a false impression that the company is environmentally friendly, causing customers to believe the company is improving the environment.28 Marketing practices and claims on Merrell and Saucony’s website may be construed as similarly misleading.29

GHG emissions reduction targets signal a company’s intent to reduce emissions and create strategies down its supply chain to achieve its targets. Target-setting leads to emissions reductions that would better align the Company with its environmental image and mitigate reputational risk.

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24 https://www.wolverineworldwide.com/wp-content/uploads/2025/03/2024-WWW-Annual-Report.pdf, 15

25 https://hbr.org/2007/02/reputation-and-its-risks; https://www.forbes.com/councils/forbesagencycouncil/2019/12/27/the-importance-of-brand-reputation-20-years-to-build-five-minutes-to-ruin/

26 https://www.grantthornton.co.uk/insights/esg-how-a-bad-rep-can-seriously-hurt-a-firms-value/

27 https://wolverineworldwide.gcs-web.com/static-files/b6bbf494-fa09-427e-8551-62050c5f4fc6, 5

28 https://www.bloomberg.com/news/articles/2024-07-12/lululemon-accused-of-greenwashing-environmental-goals-impact?leadSource=uverify%20wall

29 https://www.merrell.com/US/en/sustainability/; https://www.saucony.com/en/sustainability/

IV.	FAILURE TO MEET INVESTOR EXPECTATIONS

Investors increasingly expect companies to effectively mitigate climate risk by setting GHG emissions reduction targets and disclosing plans to achieve them.30 650 investors representing USD $33 trillion in assets under management signed the 2024 Global Investor Statement to Governments on the Climate Crisis calling for the disclosure of science-based climate transition plans.31

Corporate actions to reduce climate risk, including verified target-setting, are critical to investors’ ability to reduce volatility and risk in their portfolios.

•	A survey of institutional asset owners and managers averaging above 250 million found that 93% of investors believe climate issues are likely to affect the performance of investments over the next two to five years and 85% analyze the emissions of their investments.[32]

•	The efficacy of target-setting has led over 10,900 companies to set or commit to set third-party verified GHG reduction targets across their full value chains.[33]

•	Companies with validated emissions reduction targets across their value chains are 1.9 times more likely to experience significant decarbonization benefits.[34]

•	A CDP report on supply chain engagement found that initiatives to reduce Scope 3 emissions resulted in $13.6 billion in collective savings for companies.[35]

Although Wolverine reports on initiatives to reduce its energy consumption and waste, the Company has yet to detail strategies to decrease its Scope 3, or full value chain, emissions.36 Scope 3 emissions often comprise 70 - 90% of a company’s overall carbon footprint,37 and peers that disclose Scope 3 emissions demonstrate that they could account for over 90% of a footwear and apparel company‘s total GHG footprint.38

Wolverine setting targets for full value chain emissions would assure investors that the company intends to address the material climate-related risks.

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30 https://theinvestoragenda.org/wp-content/uploads/2024/08/2024-Global-Investor-Statement-to-Governments-on-the-Climate-Crisis.pdf; https://www.climateaction100.org/news/as-the-2024-proxy-season-gets-underway-climate-action-100-investors-call-on-companies-to-improve-climate-lobbying-accounting-and-governance/

31 https://theinvestoragenda.org/wp-content/uploads/2024/08/2024-Global-Investor-Statement-to-Governments-on-the-Climate-Crisis.pdf

32 https://www.gsb.stanford.edu/sites/default/files/publication/pdfs/cgri-survey-2024-institutional-investor-survey-sustainability_0.pdf, 4, 6

33 https://sciencebasedtargets.org/target-dashboard

34 https://www.bcg.com/publications/2024/boosting-bottom-line-reducing-carbon-emissions

35 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/007/890/original/CDP_HSBC_Report_2024.pdf?1727343420, 15

36 https://www.wolverineworldwide.com/wp-content/uploads/2023/09/2022.IR_.Digital.Final_.9.27.pdf, 39-43

37 https://www2.deloitte.com/uk/en/focus/climate-change/zero-in-on-scope-1-2-and-3-emissions.html; https://ghgprotocol.org/sites/default/files/2022-12/Scope%203%20Detailed%20FAQ.pdf, p. 2

38 https://unfccc.int/sites/default/files/resource/Guidance%20for%20Measuring%20Greenhouse%20Gas%20Emissions%20Scope%203%20PG%26S.pdf, 3

V.	CONCLUSION

Wolverine will report Scope 1 and 2 emissions in 2025 and expects to report full value chain emissions by 2026. Reporting emissions is the first step to target-setting, yet the Company has not committed to setting targets or a target setting process for any of its emissions. Continuing to delay target setting, especially for the emissions the Company has reliable data on, will heighten financial, competitive, and reputational risks to Wolverine's business. To meet investor expectations and protect shareholder value, Wolverine should set independently verified short- and medium-term science-based GHG emissions reduction targets, inclusive of emissions from its full value chain.

Shareholders are urged to vote FOR the proposal asking Wolverine to adopt science-based GHG gas emissions reductions targets from full value chain in order to comprehensively address its climate risk.

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.